MOBODEXTER , INC.

616 Corporate Way, Suite 2-6564,
Valley Cottage, NY 10989

Board Meeting:

December 14, 20016

Mr. Chandramouli Srinivasan
616 Corporate Way, Suite 2-6564,
Valley Cottage, NY 10989

Mrs. Kavitha Gopalan
616 Corporate Way, Suite 2-6564,
Valley Cottage, NY 10989

Re: MOBODEXTER , INC. (a/k/a MOBODEXTER) Special Meeting

Dear Gentlemen:

Please take notice of a Special Meeting of the Board of directors being called by Board President, Chandramouli Srinivasan, pursuant to MOBODEXTER By-laws, ARTICLE II, Section 2.03. Said meeting will be held at 616 Corporate Way, Suite 2-6564, Valley Cottage, NY 10989, on Wednesday, December 14, 2016 at 4:00 p.m.

The purpose of the meeting is as follows:

1- To issue and allocate the proper numbers of shares to the current shareholders.
2- To appoint the current board of directors.
3- To authorize filing form 1-A with the SEC.
4- To amend the certificate of incorporations with Delaware state.
5- To adopt our amended bylaws.

Pursuant to the aforesaid bylaws the board as adopted the following:

1- The board has unanimously agreed to issue the following share allocation:

On December 14, 2016 the Company issued 10,000,000 of its authorized common stock class B to Chandramouli Srinivasan as founder's shares.

On December 14, 2016 the Company issued 9,476,812 of its authorized common stock class B to Kavitha Gopalan as founder's shares.

2- MOBODEXTER has unanimously agreed to appoint the following board of directors:
   A- Chandramouli Srinivasan.
   B- Kavitha Gopalan.

3- MOBODEXTER has unanimously agreed to authorize its CEO Mr. Chandramouli Srinivasan to initiate the 1-A filing with the SEC.

4- MOBODEXTER has unanimously agreed to amend the certificate of incorporations with Delaware State to authorize 75,000,000 shares of class A & B.

Chair, Chandramouli Srinivasan, agreed.

S. Chandramouli

Meeting adjourned at 4:30 p.m.
Minutes submitted by Secretary, Kavitha Gopalan

Kavitha Gopal

Yours truly,

S. Chandramouli

Chandramouli Srinivasan
By:/s/ Chandramouli Srinivasan
CEO/Founder